UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934
HUNTSMAN CORPORATION

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class Securities)
447011107

(CUSIP Number)
D. E. Shaw & Co., L.P.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 28, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,687,786

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,687,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,687,786

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,036,275

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,036,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,036,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,037,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,037,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,037,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,725,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,725,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,725,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION David E. Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,725,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,725,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,725,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 amends certain information in the Statement on Schedule 13D filed on June 30, 2008 (the “Schedule 13D”) by D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw”, and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”), relating to the shares of common stock, $0.01 par value per share (the “Common Shares”), of Huntsman Corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings previously ascribed to them in the Schedule 13D.
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.
Item 4. Purpose of Transaction
Item 4 is amended by the addition of the following:
Proposed Additional Financing Commitment
On August 28, 2008, Valance and Oculus (the “D. E. Shaw Stockholders”) and certain other institutional investors delivered a letter (the “Proposal Letter”) to Hexion and Apollo Global Management, LLC (“Apollo”) indicating their willingness to enter into a legally-binding commitment to subscribe, together with other large investors in the Issuer, for at least $500 million of Contingent Value Rights (“CVRs”) to be issued by Hexion upon consummation of the merger contemplated by the Merger Agreement. The Proposal Letter included a draft Additional Financing Commitment Letter and accompanying term sheet and stated that the D. E. Shaw Stockholders and other signatories to the Proposal Letter (together, with the D. E. Shaw stockholders the “Initial Investors”) were willing to enter into the Additional Financing Commitment Letter in the form attached, or to discuss any comments or suggestions of Hexion and Apollo. Copies of the Proposal Letter and the draft Additional Financing Commitment Letter are attached hereto as Exhibits 4 and 5, respectively, and each are incorporated herein by reference.
Under the terms of the draft Additional Financing Commitment Letter, the Initial Investors would make several commitments to purchase an aggregate of $245,022,716 of Contingent Value Rights directly from Hexion, subject to the terms and conditions described in the Additional Financing Commitment Letter. The D. E. Shaw Stockholders would be responsible only for their own several commitment, in an aggregate amount of $79,075,582.04 of Contingent Value Rights.
The Initial Investors also would agree in the draft Additional Financing Commitment Letter that they or their affiliates would hold a certain portion of their current investments in the Common Shares until the earlier of the consummation of the Merger or the termination of the commitments in accordance with the Additional Financing Letter. The D. E. Shaw Stockholders would agree to hold during such period 3,010,840 Common Shares, which would have a value (at the Merger price) of approximately $86,983,140.
The several commitments of the D. E. Shaw Stockholders and the other Initial Investors would be subject to the conditions set forth in the Additional Financing Commitment Letter. Of particular note:
•	The Initial Investors’ commitments of $245,022,716 in notional amount are subject to Hexion receiving similar commitments from a limited number of other large investors in the Issuer (“Additional Commitments”) such that the aggregate notional amount of all CVR commitments is at least $500 million. Representatives of the Reporting Persons have discussed this proposal with Peter Huntsman and requested that the Huntsman family and certain of their controlled entities join the attached commitment letter (the “Huntsman Family Stockholders”). Peter Huntsman has informed the Initial Investors that it is his expectation that the Huntsman Family Stockholders will subscribe for an aggregate of $186,233,986.12 in notional amount of CVRs on the terms and conditions set forth in the commitment letter at such time as sufficient Additional Commitments are received such that the aggregate of all CVR commitments, including the commitments of the Huntsman Family Stockholders, is at least

$500 million. Based on the Reporting Person’s analysis of the institutional ownership of the Issuer’s common equity, they believe that sufficient Additional Commitments can be obtained from other large stockholders who see the situation in the same terms as the Initial Investors. In the event that Hexion receive excess Additional Commitments, the Initial Investors will agree that Hexion may increase the total amount of CVRs rather than reduce the Initial Investors’ commitments.

•	Each Initial Investor’s commitment also is subject to Hexion’s acceptance of the commitment letter by September 15, 2008. In accepting the commitment letter, the Initial Investors ask Hexion to confirm that, assuming the “Company Material Adverse Effect” condition in the Merger Agreement will be satisfied or waived as of the closing date, Hexion has no other reason to believe that any condition precedent to any party’s obligation to effect the merger will not be timely satisfied or that any party has or will have the right to terminate the Merger Agreement prior to the consummation of the merger.

•	The Initial Investor’s commitments are subject to the consummation of the merger on the terms and at the price specified in the Merger Agreement.
As a result of the potential arrangements described in the Proposal Letter and draft Additional Financing Commitment Letter, the Reporting Persons may be deemed a member of a “group” for purposes of Section 13(d) of the Exchange Act, with the other Initial Investors and the Huntsman Family Stockholders. The Reporting Persons expressly disclaim membership in a group with the Initial Investors, the Huntsman Family Stockholders, or any other person.
The D. E. Shaw Stockholders propose to make a CVR investment because they believe it may facilitate the merger and still yield for them an acceptable net cash price in the merger. Assuming that the D. E. Shaw Stockholders decide to hold all of their 21,724,061 common shares through the consummation of the merger and the D. E. Shaw Stockholders subscribe for $79,075,582.04 in notional amount of CVRs, the D. E. Shaw Stockholders expect to receive $28.89 per share (or $627,608,122.29 in the aggregate) in cash proceeds from the merger pursuant to the Merger Agreement and immediately re-invest $3.64 per share (or $79,075,582.04 in the aggregate) of those proceeds in CVRs issued by Hexion, for a net cash payment to the D. E. Shaw Stockholders on the merger closing date of $25.25 per share (or $548,532,540.25 in the aggregate).
Other than as described herein, the Reporting Persons do not have any other plans or proposals described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to continuously evaluate their investment in the Issuer and may acquire or dispose of Common Shares, other securities of the Issuer or Hexion, or loans or other interests in the Issuer or Hexion, or take any of the actions described in the Schedule 13D with respect to their investment or the transactions contemplated by the Merger Agreement. The Reporting Persons may work with the Initial Investors, the Huntsman Family Stockholders and/or other investors in the Issuer or Hexion in connection with the transactions contemplated by the Proposal Letter, Additional Financing Commitment Letter or Merger Agreement or to develop other plans or proposals. The plans or proposals may involve or relate to one or more of the matters described in the Schedule 13D.
The Reporting Persons may hedge all or a portion of their commitment to purchase, or investment in, the CVRs.
Item 5. Interest in Securities of the Issuer
Item 5 is amended by the addition of the following:
As a result of the arrangements as disclosed in Item 4, the Reporting Persons may be deemed a group with the other Initial Investors and the Huntsman Family Stockholders and, therefore, may be deemed to beneficially own the shares of Common Shares beneficially owned by the other Initial Investors and the Huntsman Family Stockholders. Based solely on information provided to the Reporting Person and in Schedules 13D and Forms 4 filed by the other Initial Investors and the Huntsman Family Stockholders, Citadel Investment Group, L.L.C. and its related entities (the “Citadel Entities”) beneficially own 18,587,111 Common Shares and have ‘long’ economic exposure under certain cash-settled total return swap transactions to an additional 3,561,700 Common Shares (for a total of 22,148,811 Common Shares) based on information provided by the Citadel Entities and their Schedule 13D filed on July 22, 2008; MatlinPatterson Global Advisers LLC and its related entities (the “Matlin Entities”) have beneficial ownership of at least 19,870,000 Common Shares based on information provided by the Matlin Entities and as reported in their Schedule 13D filed on August 2, 2007; Pentwater Capital Management L.P. and its related entities beneficially own 565,000 Common Shares and have ‘long’ economic exposure under certain cash-settled total return swap transactions to an additional 3,500,000 Common Shares (for a total of 4,065,000 Common Shares) based on information received from Pentwater Capital Management L.P.; and Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, the Jon and Karen Huntsman Foundation and certain related entities have beneficial ownership of 51,163,183 Common Shares based on information provided by such persons and reported in Schedules 13D filed on August 2, 2007 and July 12, 2007 and in Forms 4 filed on June 3, 2008. The aggregate number of Common Shares described herein does not include Common Shares beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, in which any of the Reporting Persons may be deemed a member, and the Reporting Persons expressly disclaim such membership.

The decrease in Common Shares beneficially owned by Valence from 14,694,586 to 14,687,786 (and the corresponding decreases in Common Shares beneficially owned by DESCO LP and David E. Shaw) since the time of our Schedule 13D, filed on June 30, 2008, is not the result of any trading by Valence or any of the Reporting Persons but is a result of a consolidation of positions at the custodian through which Valence holds Common Shares.
None of the Reporting Persons may be deemed to have beneficially owned any Common Shares as of August 28, 2008 other than as set forth herein.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer
Item 6 is amended by the addition of the following:
See “Item 4. Purpose of Transaction” for a description of the Proposal Letter and the draft Additional Financing Commitment Letter, each of which are qualified in their entirety by reference to the respective letter and commitment letter, copies of each of which are filed as exhibits hereto and are incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits
Item 7 is amended the addition of the following:

Exhibit No.	Exhibit
Exhibit 4	Proposal Letter, dated August 28, 2008, from Citadel Limited Partnership, D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. Pentwater Growth Fund Ltd. to Hexion Specialty Chemicals, Inc. and Apollo Global Management, LLC.

Exhibit 5	Draft Additional Financing Commitment Letter, dated August 28, 2008, from Citadel Limited Partnership, D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and Pentwater Growth Fund Ltd. to Hexion Specialty Chemicals, Inc.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Dated: August 28, 2008

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By: D. E. SHAW & CO., L.P., as Managing Member

By:	/s/ Julius Gaudio Name: Julius Gaudio
Title: Managing Director

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.

By: D. E. SHAW & CO., L.L.C., as Managing Member

By:	/s/ Julius Gaudio

Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.L.C.

By:	/s/ Julius Gaudio

Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.P.

By:	/s/ Julius Gaudio

Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

By:	/s/ Julius Gaudio

Name: Julius Gaudio
Title: Attorney-in-Fact for David E. Shaw